Exhibit 99.6
Evening Earnings Call

INFOSYS LIMITED
EVENING EARNINGS CALL
July 12, 2012

CORPORATE PARTICIPANTS

S. D. Shibulal
Co-Founder, Chief Executive Officer and Managing Director.

V. Balakrishnan
Member of the Board and Chief Financial Officer

B. G. Srinivas
Member of the Board, Head of Europe and Global Head of Financial Services & Insurance

INVESTORS

Joseph Foresi
Janney Montgomery Scott

David Grossman
Stifel Nicolaus

Moshe Katri
Cowen & Co.

Rod Bourgeois
Bernstein

Jesse Hulsing
Pacific Quest Securities

Dave Koning
Baird

Mayank Tandon
Needham

George Price
BB&T Capital Market

Shankar AV
Market Star Capital

Moderator

Ladies and gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participants’ lines will be in the listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. If you should need assistance during this conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo of Infosys. Thank you and over to you sir.

Sandeep Mahindroo

Thanks Marina. Good morning everyone and a very warm welcome to all of you to discuss Infosys’ Financial Results for the quarter-ended June 30, 2012. I am Sandeep from the Investor Relations team in New York. Joining us today on this earnings call is CEO & M.D., S. D. Shibulal; CFO, V. Balakrishnan along with other members of the senior management team. We will start the proceedings with some remarks on the performance of the company for the recently concluded quarter, followed by the outlook for the year ending March 31, 2013. Subsequently, we will open up the call for questions.

Before I pass it on to the management team, I would like to remind you that anything that we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov. I now like to pass it on to S. D. Shibulal.

S. D. Shibulal

Thank you Sandeep. We have done fairly well in a challenging environment. On dollar terms on a yoy basis, we have grown by 4.8%. We have achieved our EPS guidance for the quarter. We have added 51 new clients during this quarter. Our million dollar clients have crossed 400. Top 10 clients grew by 2.6% and top 5 clients grew by 4% this quarter (on a reported basis). Our quarterly guidance was $1.771 bn-$1.789 bn. Our revenues came at $1.8 bn but there were 2 events which happened. Number one, was the currency impact, which was $11 mn for the quarter. Number two, we took a one-time reversal of accrued revenue as a matter of prudence on a large transformational program which got cancelled during the quarter. This happened in Europe in the Energy & Utilities space. So we took a one-time reversal of $15 mn. That put the revenue in reported terms at $1.752 bn. That is a de-growth in constant currency terms of 0.4%. Apart from these two events, we would have ended up in the middle of the guidance for the quarter. This is a one-time reversal and we do not expect this to happen on a frequent basis in the future.

Our client additions have been quite strong. We are continuing to execute on our Infosys 3.0 strategy. We have completed the transformation. We have the new leadership in place. We are purely in the execution mode. The early signs of successes are there. This quarter we have closed 4 transformational deals and 4 large deals in the BITS space; one of them more than $300 mn. We closed multiple deals in the Products and Platforms space. We added 10 new clients in the Products and Platforms space. We launched BrandEdge, a new platform along with Fabric in this quarter. Our SocialEdge platform has more than 10 clients today. Our booked value in Products and Platforms has crossed $380 mn.

Our new areas are doing well. We have 3,000 people working in Cloud. Revenue is growing above company average. We have 150 engagements in Cloud. In Mobility, we have 1,200 people working with 60 clients. We are seeing a very good traction. We are also seeing very good traction with our ‘Building Tomorrow’s Enterprise’ innovation framework with our clients. We had numerous conversations during the last 2 quarters, which have now converted into opportunities or deals for us.

As I started saying, we have done fairly well in a challenging environment. The environment continues to be challenging. We have high exposure to the Financial Services space. We also have a high exposure to the discretionary spend because of our large percentage of revenue coming from Consulting and System Integration. That challenges our ability to predict.

We had given a guidance of 8%-10%. Now, we have revised it to ‘at least 5%’ growth for the year. There are three factors which have gone into this division. Number one is the currency impact, which is app 0.5% since last quarter. Number two, is the pricing decline which you have seen in this quarter of 3.2% (constant currency). Number three is the business reason. All of these have been factored into revising the guidance to at least minimum 5% for the year.

If you look at the volume growth, it has remained somewhat similar to what we had predicted last quarter. Because of the pricing decline, the volume has to grow around over 9% for the year for the revenues to grow at 5%. The pricing decline came from two factors. Number one is the portfolio change. We have seen a decline in percentage terms in Consulting and Systems Integration. That has impacted our revenue productivity. Number two, we have seen sporadic pricing renegotiations or discount demand predominantly in the FSI segment during this quarter. We are not seeing a secular trend, but we have seen a sporadic instance of pricing renegotiations or discount demands. Both of them have contributed towards the pricing decline. From a volume perspective this quarter we have grown by 2.7%.

With that let me conclude and hand over to Bala.

V. Balakrishnan

If you look at the gross margin, it has slightly declined this quarter from 41.2% to 39.5%. SG&A is almost same like last quarter. Operating profit has come down from 29.8% to 27.9%. It is as we planned in the beginning of the quarter when we said the first quarter operating margins could decline by 200 basis points because we are making those investments both on hiring people onsite and also increased investments in visas. Rupee has depreciated by around 9.7% this quarter, that could have benefited the margin by around 3.9% but we have seen the pricing decline by 3.7% and revenue shortfall vs the guidance. So, more or less the rupee benefit has been offset by the pricing decline and we had made those investments like what we planned in the beginning of the quarter. So, the operating profit has seen a decline of app. 200 basis points.

If you look at effective tax rate, effective tax rate has come down this quarter to 27.8% from 29.7% or so in Q4. It has come down because one, we have seen some increase in our SEZ operations, and number two, the overseas taxable income has come down during the quarter, both had an impact. We added around 51 new clients. Our DSO days is 64 days as compared to 60 days last quarter. I think DSOs are under control. We have a hedging position of close to $1.1 bn, last quarter we had $889 mn. We continue to have hedging strategy of short-term looking at next 2 quarters at any point of time, not go beyond that. Our utilization has come down during the quarter. It is 69.5% as compared to 70.7% (last quarter) excluding trainees. Including trainees, it is 64.7%. So net-net the EPS has come at $0.73. That is what we guided. We are ending the quarter with $3.7 bn of cash. As I said earlier, receivables have slightly gone up this quarter but we do not see a trend there.

For the year, we have revised our guidance to 5% minimum growth for the full year. Our EPS for the full year is predicted to grow at 1%. Our pricing, we are assuming the first quarter pricing to continue for the rest of the year. On currency, we are assuming the Rupee/Dollar rate to continue at 55 for the rest of the year. We are also assuming that we will be adding 35,000 employees gross for the full year. We added 9,236 in the first quarter. The capex estimated for the full year remains at the same at 2,000 crores, which is close to $400 mn.

With this I conclude. Now, we can open up the floor for Q&A.

Moderator

Thank you very much sir. Ladies and gentlemen, we will now begin the question-and-answer session. The first question is from Joseph Foresi from Janney Montgomery Scott. Please go ahead.

Joseph Foresi

My first question here is just on the guidance. You have changed the methodology a couple of times over the last couple of quarters. Maybe you could talk about why you changed it again this time and also it seems like you are not giving quarterly guidance any more. Why you decided not to give that guidance?

S. D. Shibulal

The first principle of guidance is to remove asymmetry of information. That is the basic principle on which we have always acted up and we have always done the guidance. At the beginning of the year, we have visibility for 65% of the revenue for the year and 95% in the beginning of the quarter for the current quarter. What we are noticing now is that while we have visibility for the clients’ budget, we understand some of the areas where they will spend. We are not able to predict some of the movements of large programs which we are involved in. Because we have a dependency on the discretionary spend, 30% of the revenue comes from that space that unpredictability matters a lot. At this point in time, when we look at all the facts we know, we are fairly confident that we can do a minimum of 5% growth for the year. We are not able to predict the quarterly revenue in a fashion in which we used to do in the past given the uncertainties we are faced with. We have communicated, we have stuck to the first principle to make sure that we communicate the information and the facts as we know it and given the yearly guidance. Given the volatile environment, given some of the challenges, which we are faced with, we decided that we will not give the quarterly guidance at least at this point in time. We will revisit that decision once the environment stabilizes.

Joseph Foresi

Moving on to pricing. I think you said in your prepared remarks that the pricing issue is not secular, but you seem to be putting in your guidance that pricing is going to decline for the full year. Are you expecting more renegotiations as you go throughout the year? If it is not secular, why would you include same pricing degradation for the full year?

S. D. Shibulal

We have seen a realization decrease this quarter because of the portfolio change as well as the sporadic pricing renegotiations which we have experienced during this quarter. When we prepare the guidance for the rest of the year, we take the current revenue productivity at the end of this quarter because that is where the revenue productivity is today. We have to factor in the current revenue productivity for the rest of the year for the guidance purpose. It is in a sense very similar to the currency. We have taken the current currency for the rest of the year. That is the information which we have and that is the information we need to use for the rest of the year. It is a reflection of where we are today. There is no other secular trend. We have new revenue productivity. We have used that to compute our guidance for the next 3 quarters. Did I answer your question?

Joseph Foresi

Just as a follow-up, I understand it is a snapshot of a quarter but do you expect more renegotiations throughout the year?

S. D. Shibulal

We are not seeing a widespread demand for renegotiations at this point. We have seen some sporadic discount demands in the Financial Services space. Clients are going through tough times but at this point in time we are not seeing it as widespread or secular.

Joseph Foresi

One last quick question, in the past when business has slowed, you moved utilization higher, pushed off hiring and protected the margins. What can we expect this time around, does that pattern repeat itself?

S. D. Shibulal

We model our recruitment to the demand. At the same time a lot of the recruitment which we do which is freshers in the colleges are done early on. The cycle time is about 18 months. We had already given offers to 23,000 people last year to join this year starting July. As our principle is to honor all the commitments which we have given, we are going ahead with joining of those employees. They will be in training for the first 6 months. We have spaced it out in a way which is relevant to us. The conversion rate is usually about 80% which means that we will have about 18,000 to 20,000 people join between now and the next 12 months and they will be in training for 6 months. We will continue to recruit laterals to enhance our niche capabilities or to fill in any areas where we have shortage.

Moderator

Thank you. The next question is from David Grossman from Stifel Nicolaus.

David Grossman

I think in the last call we talked about hiring in the local markets primarily US and in Europe as well. I may have missed it in the release but can you tell us what your plans are for the year as well as what you hired locally in the quarter?

S. D. Shibulal

Hiring in the local market is very much in line with the push which we are doing in Consulting & System Integration. If you want to put the revenues in that space and if we want to build capacity, we have to hire in the local markets. There have to be people who understand the local business practices and have local domain expertise. We hired 700 people last quarter. We hired 600 people the quarter before. I think this quarter we will hire 550 people and it will be local hires. That is the plan right now. Rest of the year also we will hire as we go ahead.

David Grossman

Shibu, let me ask you just about the dynamics about rupee and pricing. So, if the rupee starts appreciating relative to the dollar and pricing or revenue realization stays flat, how should we think about the margin outcome for this year under that scenario?

S. D. Shibulal

If I look at the past, if the change in rupee is gradual then we have managed. We have operated the business at 54 and at 44. In the past we have been able to manage our business across the rupee rates. As long as appreciation or the depreciation is gradual, as long as it does not happen at the end of the quarter, it is manageable. In fact, we had seen a significant movement once right before the end of the quarter, that makes it very tough to adjust. We have multiple levers. If you look at the volume growth this quarter of 2.7%, if that volume continues to grow and the utilization goes up, there is a lever right there. You have the onsite-offshore ratio which is another lever. You have the freshers joining into the system, that means the pyramid structure changes. The average compensation comes down. We have postponed the compensation increase this quarter. The current margin factors in the 20,000 promotions and the progressions which we just rolled out. There are multiple levers to margin. It is not the rupee alone and we have operated at a different spectrum of the rupee rate. I believe that as long as it doesn’t happen at the end of the quarter, we should be able to manage within a small range and make sure that our margin aspirations are met.

David Grossman

But historically, I do not think you have been going through the same investment cycle that you are right now. So do you have that same point of view that you can manage it and continue the investment trajectory that you are on right now?

S. D. Shibulal

We have invested continuously in our business but it has been in different parts of the business. That is an important distinction to make. For the last many years we have been investing in building our Consulting & Systems Integration practice. We created Infosys Consulting, we hired local talent, we have some of the best people in the industry join us. Those investments have yielded results in many ways. Today, our revenue from that space is 30%. It is at a higher revenue productivity than rest of our business. We do some of the most interesting work. The point I am trying to make is we have always invested in our business. Now, the focus has shifted to new areas - Products and Platforms, Cloud and Enterprise, Mobility and Sustainability, these are new areas. We are able to shift part of the investments which we do which we did in some of the maturing part of the organization, into the newer areas. It is true that in Products and Platforms you invest upfront and you reap benefits over a long period of time later on. We are already investing into it. It is all factored into the current guidance. I do not expect it to drastically go up overnight. I also expect the revenues from some of our new investments to pick up.

David Grossman

And then let me just ask you about the revenue guidance. If my math is right, it would seem to imply a little over 3% sequential growth on average if you straight line it through the balance of the year. Can you help us understand how much visibility you have on that? It sounds like you have got 10% unit volume baked into your guidance. How much visibility do you have on that now versus what you would typically have at this point you have?

S. D. Shibulal

At the beginning of the year we have 65% of visibility for our revenues. We are into the second quarter. We should be approximately somewhere between 75%-80%. For the quarter, usually we have 95% visibility. This time we have not given a quarterly guidance. With all the information which we have, we are quite fairly confident about the minimum 5% growth for the year. There are a couple of wildcards. If you get a huge pricing change, that will have an impact. But with all the information which we have today, we are fairly confident about 5% minimum growth which we have predicted for the year.

Moderator

Thank you. The next question is from Moshe Katri from Cowen & Co. Please go ahead.

Moshe Katri

I have 3 specific questions and maybe the first one is a clarification. There are some people out there coming out with a call saying that Infosys is starting a pricing war and at this point this is going to be hugely disruptive for the sector. What would your comment be on that statement?

V. Balakrishnan

It is a reality that we do give pricing cover for the offshore industry. But we are not in the game of pricing war. We always want to have balanced growth. We have not seen any across the board price reduction in our portfolio. There could be some sporadic price reductions depending on customer situation and most of the price change is due to portfolio change, it either services or customers. We are not seeing any across the board price reduction at this point of time.

Moshe Katri

At this point, this is not your strategy to try to kind of regain some of the top-line growth by reducing bill rates. Is that a correct statement?

V. Balakrishnan

Yes, you are right. We always want to have a balanced growth. We do not want to play one against other. In short, we do not want to be a commodity player.

Moshe Katri

Can you also kind of bridge the change or the reset in guidance from the 8%-10% level to the 5% level, maybe talk about the impact of currency, what you are factoring there, the impact of pricing, lower blended bill rates and then on top of that the impact for the macro, whether it is cancellations or project deferrals, etc.?

S. D. Shibulal

If you look at the 8%-10% and where we have today, there are three factors which are going into it. Number one is the currency impact, somewhere around 0.5 since last guidance%. Number two is the pricing impact. For the same volume growth when there is a pricing decline of 3.2% (on constant currency basis), that impacts your revenue. Even though we have not changed our volume growth, we are seeing an impact on our revenue. Number three is the business environment in which we operate. We are definitely seeing unpredictability and lack of certainty in the deal closures. We are also seeing delays in deal closures and postponement of ramp-ups. All of these 3 factors have gone into that 8%-10% becoming minimum 5%.

Moshe Katri

And then final question, I think Europe was down about 8% sequentially. Is there a way to get the actual number in constant currency, and also, ex the contract cancellation that you mentioned during the call?

V. Balakrishnan

In Europe overall even currently, we are seeing the business environment reasonably stable even though we had a challenge in the last quarter. One was of course about the cancellation of a large program and also there were ramp-downs in couple of programs in UK in one of our large clients. That was the reason. It definitely which impacted the quarter but overall if you look at the current pipeline, in the last 3 to 4 months, there is no significant change. The macro environment uncertainties continue. However in our client environment, we continue to see a fair degree of stability. The fact that clients continue to spend, continue to invest, there is no change to that. There is definitely a little slowness in the decision-making. That is the reason why we are saying for the full year, we continue to invest in Europe. We continue to see business growth in line with the guidance we have given. What happened last quarter was one-time.

S. D. Shibulal

Let me give you some color on the numbers which you asked. Last quarter the revenue from Europe was $408 mn. This quarter the revenue is $376 mn. $15 mn of that difference came from the one-time revenue reversal we did. There is a currency impact also. So it is mostly these two and the pricing, there is nothing else. Because if you look at the constant currency revenues, for the company we were in the middle of the Q1 guidance. We were at $1.78 bn. In constant currency terms, if I remove the $15 mn impact, the revenues have gone up from $1771 mn to $1.780 bn. Here also you will see the impact of the currency and impact of the $15 mn directly in Europe.

Moshe Katri

So excluding these factors, Europe would have been flat?

S. D. Shibulal

We would have been right in the middle of the guidance. In fact that is very important to remember because last quarter our revenue was $1,771 bn. This quarter if I look at the revenue in constant currency terms, without considering the $15 mn one-time impact, our revenue would have been $.178 mn, out of that we lost $11 mn because of currency, $15 mn because of the one-time reverse of revenues and we ended up at $1.752 bn. If you eliminate those two, we will end up somewhere in the mid-of the guidance.

Moderator

Thank you. The next question is from Rod Bourgeois from Bernstein. Please go ahead.

Rod Bourgeois

You explained on the earlier conference call that the pricing decline that you experienced was mostly due to the business mix changes. As I look at the margin change in the quarter, the quarter-to-quarter drop in your margins by 190 basis points, it seems to imply that something more fundamental besides mix hurt your margins versus your guidance. You probably received about 260 basis points of margin boost from the rupee depreciation, so is it accurate that your margin was hurt by below expected pricing on like-to-like deals.

V. Balakrishnan

Not really. If you look at the operating margin, the decline was 190 basis points. In the beginning of the quarter, we clearly said we are hiring more people outside India to localize our operations and we intended to hire 600-700 people in the United States. Actually we had 700 employees in the first quarter. We also said there could be a bunching up of visa cost in the first quarter as we need to apply when the window opens. Both of that had an impact of app 150 basis points on the margin in the first quarter. To some extent the pricing decline in the first quarter has been offset by the benefit of the currency we got in the first quarter, so that has not impacted the margins. The margin got impacted because of planned investments on hiring employees in the United States and also the bunching up of visa cost.

Rod Bourgeois

So let me just clarify. Your guidance assumed a 200 basis points decline and your actually decline was 190, so almost in line with guidance. But you received an unexpected rupee benefit of probably 260 basis points and it seems that your investments onshore were expected and already planned into your guidance? So it seems that there is another fundamental factor that was not assumed in your guidance that occurred in the quarter and I guess I am wondering is that additional fundamental factor, is that the impact of effective utilization or is it the impact of pricing effect on like-for-like deals. The reason I am focusing on that is if it was a business mix change that caused the pricing decline, then it seems that the impact on the margins would not have been so significant?

V. Balakrishnan

No, it is like this. Rupee depreciated by about 9.7%. That means benefit of around 3.9% on the margins side. On a portfolio basis, the pricing declined by something around 3.7%. So the benefit we got from currency, which was not planned in the beginning of the quarter was offset by a pricing decline and revenue shortfall we saw which was also not planned in the beginning of the quarter. So the impact you are seeing on the operating margins is due to planned investment of hiring people onsite in the US and also because of the bunching up of the visa cost. We had a pricing decline because of portfolio mix change but at the end of the day, the blended pricing is what matters. If that declines it is got an impact on the revenue and it has got an impact on the margins.

Rod Bourgeois

Another margin related question. It seems like you are going to make a decision on the wage inflation in the month of October. What are you assuming in your latest EPS guidance related to wage inflation or is your guidance subject to change later in the year if you decide to move forward with salary hikes?

V. Balakrishnan

No, we have not decided on the wage increase as of now. We will review it whenever we have our comfort on the environment and whenever we see some uptick in the revenue growth. Right now, we have not taken a view on that and that is not part of the guidance.

Rod Bourgeois

How are you evaluating that? Are you intent on providing a salary hike, if there is any way possible in your financial plan or are you are feeling like you can make it through the next year competitively and in terms of a morale issue without actually following through with a salary hike?

V. Balakrishnan

I think we will take a view. I think today if you we look at the whole offshore industry our per capita average employee cost is the highest both offshore and onsite. So there is no pressure on us to increase salaries. Even if some of the competition gives some increase, that could be more like a catch up. We will review the situation. We will see how the environment pans out and see how the revenue growth kicks in. If we have greater comfort on that, probably we will look at that. Otherwise, we can wait. I do not think there is a hurry to do it.

Moderator

Thank you. The next question is from Jesse Hulsing from Pacific Quest Securities. Please go ahead.

Jesse Hulsing

Can you talk a little bit about the mechanics of the deal delays that you are seeing? Are these push-ups primarily driven by more levels of sign offs and diligence required on the client side or are you seeing a pause in spending while clients try to figure out what is occurring on the macro level and when do you see these deals if they are being pushed out primarily coming back in and being executed?

S. D. Shibulal

Let me request BG to answer this. He is handling the financial services segment where are the impacts are much higher.

B. G. Srinivas

The financial services industry across Capital Markets, Banking and Insurance is definitely under cost pressure. In the current environment, we see a mix of decisions being taken. On one hand, there is a relook at the operating model with respect to further vendor consolidation initiatives within our client environment, to consolidate the business and drive up volumes for the partners and look for discounts. That is definitely happening in today's environment.

Number two, in terms of other actions being taken to reduce costs by relooking at programs which can be put off. We are seeing some of the existing programs being further thought through before a decision is taken. They have not clearly said no but at the same time they have not taken a ‘yes’ decision as well. Number three, in the last 3 to 4 months we have seen more opportunities which are being put out in terms of outsourcing on the infrastructure management services side. The fourth element where we see a little bit of slowdown is on the investments which were being planned on the regulatory and compliance. There are still investments being made but at the same time decisions are not being taken that quickly. These are some of the elements we are seeing. In Europe particularly, it is a mixed reaction. In the Nordics we are seeing some of the banks looking at offshoring initiatives which were not there in the past. We have seen at least 2 of the large banks putting out bids for offshoring. This is not a generic trend across all the banks but we see it for the first time this sector in Nordics opening up. In Australia particularly, we have seen more efforts to drive work offshore as compared to the traditional model of doing more work onsite. These are some of the activities we are observing in the Financial Services sector.

Jesse Hulsing

Thanks BG and just to dive a little bit deeper. If you look at Financial Services growth for the Tier-1 outsourcing group over the last few quarters, it's been fairly a steep decline. Do you feel like the pie has shrunk to an extent because of secular challenges within the Financial Services industry or is this just a short-term blip in your view? Is growth going to come back or has it gotten much tougher for multi-year cycle?

B. G. Srinivas

I would say in the near term there are challenges that the sector is going through. I will not say there will be a reversal of this trend unless the macro environment stabilizes and we see any kind of top-line growth in our clients. If you take the capital markets, trading volumes are down, M&A activity is down, so top-line is under pressure. The commercial wholesale banks have similar challenges on the top-line, so we do not see a significant shift. There is definitely cut in spending. There has been a relook at the IT budgets even midway during the year. I would definitely agree to the fact that the overall pie is a bit shrunk. The question is again as the companies go through further optimization initiatives, there will be opportunities. It is not that there are no opportunities but yes the overall size of the pie has definitely shrunk and that is something we will continue to see in the next 2 quarters.

Jesse Hulsing

And with the pie shrinking, are you seeing competitors get more aggressive with their pricing and getting more aggressive with terms to win business and stretching out dealings and lowering profit after tax? What is the competitive dynamic in an environment where it really sounds like there is not much from a low hanging fruit perspective?

B. G. Srinivas

In the traditional Application Development, Maintenance, Infrastructure, competitive pressure is definitely high and we are also making efforts to make sure our solution which we provide is equally competitive. In other words, we are trying to drive down effort to deliver the same programs. That is definitely becoming much more acute in the current environment. At the same time in areas where there is still some spend in business analytics, in areas where clients are relooking at some of the applications to move on cloud, digital ecosystem, there are investments happening. These are areas where because of the very nature of the work, there is a little bit of pricing premium even in today's environment.

Moderator

Thank you. The next question is from Dave Koning from Baird. Please go ahead.

Dave Koning

You talked a lot about margins already and when we do look at it, margins this quarter were the lowest of the last 4 quarters despite the rupee being by far the most attractive in the last 4 quarters. I'm just wondering, if we look at the longer term 2-3-4 years out, do you think margins are bias lower or do you think they can stay this 28%-29% range?

V. Balakrishnan

On a margin front a lot of things play out. One is the currency but you also have other factors, other levers on the cost side whether it is utilization or onsite-offshore mix or the business portfolio itself, so it will all play out. We will see how it evolves. Right now we had a benefit. I think to some extent the benefit was offset because of the pricing movement. I think over a period of time if the currency changes, we have to see how to utilize some of the other levers to make sure the margin is not impacted. If you look at the past few years, you had seen that we are able to maintain the margins at different currency levels, so I think we have enough flexibility in the model to manage that in case the currency appreciates.

Dave Koning

So it would be out of the question to think that margins could be stable going forward from here?

V. Balakrishnan

Even if you look at the current year, we are talking about stable operating margins within a band of 50 to 100 basis points.

Dave Koning

And there is some comments in the press about you potentially looking at bigger acquisitions. I'm just wondering if you would make an acquisition, is it something that we could expect to be accretive in the near term. I know the interest rates you get on the cash are so attractive you are getting 9%-10% interest rate that makes a little harder for deals to be accretive. So I am just wondering if there is a threshold for any acquisition?

V. Balakrishnan

Well it depends on the kind of company we acquire. Our intention is to make sure any acquisition we do becomes EPS accretive one year down the line and may be cash EPS accretive couple of quarters down the line. We are pursuing certain targets. We don't know whether it will happen or not. It depends on the targets which you pursue and do actually.

Moderator

Thank you. The next question is from Mayank Tandon from Needham. Please go ahead.

Mayank Tandon

Looking at your portfolio of services, I think one area that you are missing relative to your peers is the Healthcare segment in terms of scale and capabilities. Maybe you could talk little bit about what initiatives are in terms of expanding that vertical overtime. Do you build or do you buy or is there some form of combination?

B. G. Srinivas

In Healthcare sector, we have formed a separate group headed by Eric Paternoster looking this sector. Couple of things we are doing. One we are looking entering by offering specific platforms to the sector. We are expanding current relationships in this sector. We are also actively looking at options for inorganic growth in this sector. Currently our footprint is relatively smaller compared to competition but we are exploring on all the three dimensions in terms of expanding our footprint.

Mayank Tandon

In terms of some of the regulatory changes that are going on and impacting business, can you talk about what are the some of the key areas that you are focused on and is that starting to help your growth or are you just too small right now to really benefit from some of these changes?

B. G. Srinivas

Our clients are facing regulatory challenges particularly in Financial Services. There is always a challenge for our clients to fund some of these investments which are required and then the clients are definitely doing 2 things. One is they are trying to take cost out on the routine ‘Run-The-Bank’ businesses and so that they will be in better position to fund. On the other hand, we as Infosys are looking at specific areas within regulatory frameworks where we have built accelerators to help our clients implement these controls as well as specific systems. We have point solutions for most of the current frameworks like Basel-III and Solvency-II. We are actually engaged as working with several clients both in capital markets and in the banking industry helping clients do this. At the same time, we are being able to help reduce the total cost of implementing these systems and frameworks because of the accelerators because we are able to deliver this with our offshore model. So, on both the fronts we are actively engaged. Yes, in terms of volumes of business from services rendered in this particular area, it is not that material yet compared to the big volumes in the traditional application outsourcing. But definitely the traction is picking up and we have specific practices with capability to understand not only our clients’ business but more importantly the regulation themselves so that we can add value to our client business. We are pretty active in this area.

Mayank Tandon

That is helpful but I was actually referring to also the Healthcare side especially the conversion from ICD-9 to ICD-10. If you had exposure on the payer side of the healthcare insurance and is that is going to be an incremental driver?

B. G. Srinivas

Our overall footprint in healthcare is small. While we are definitely investing in capability to address the regulatory opportunities, it is still too early days to say how much of that will capitalize in the short-term.

Moderator

The next question is from George Price from BB&T Capital Market. Please go ahead.

George Price

You mentioned delays in closures, postponement of ramp ups and I wanted to ask more specifically what do you see with respect to these as the quarter progressed. Did they accelerate as the quarter went on, were they fairly even, have we seen a pick up of this towards the end of this quarter and maybe you could comment on that from the geographic and vertical basis as well?

S. D. Shibulal

As the quarter went on, we had seen a deterioration in the environment due to multiple events which happened which we could not have predicted in the beginning of the quarter. That has led to a further lack of confidence, especially in the Financial Services segment during the quarter and these events are all public events. It has led to further lack of confidence in the financial sector. If you look at some of the reports on large deals which came out, for example if you look at the TPI index, the number of large deals have come down quarter-on-quarter, number of billion dollar plus deals have come down drastically quarter-on-quarter. So the number of deals in the market, especially the large ones which will give you growth also have come down according to the reports

George Price

And I know you commented on trends in the quarter in BFSI and I know Healthcare and Life Sciences are both relatively small parts of the business. But at least on a quarter-over-quarter basis, they seem to be relatively weak versus other parts of the business and I was just curious if you could comment was there any trend behind that you could comment on?

S. D Shibulal

In both Life Sciences and Healthcare, we are investing. In Life Sciences we have added numerous clients over the last few quarters. But we have large dependency on a few clients. Some of them are going through challenges due to patent cliff and other related issues. But we are investing more and more into Life Sciences. When I look at the future I believe we should be fine. The same thing applies to Healthcare it is a smaller portfolio for us. Any change will drastically show up in that portfolio. See the verticals which are doing good for us, number one is Manufacturing, number two is Retail which is stable and doing well for us. Financial Services is weak and the Energy and Communications space, ECS space is also comparatively weak for us at this point in time.

George Price

And then last question, I know you talked a little bit about the pricing decline impact, the portfolio shift and the renegotiation impact if I missed it I apologize. Did you quantify the two of those or could you quantify the two of those or at least give a rough kind of sizing of which one is having the bigger impact?

S. D. Shibulal

I would tend to believe that the portfolio shift is having a bigger impact because the pricing renegotiations that we are seeing are more sporadic than anything else. We did not quantify, but I tend to believe that the portfolio shift has a bigger impact.

Moderator

Thank you. Ladies and gentlemen, due to the time constraints we will take one last question from Shankar AV from Market Star Capital. Please go ahead.

Shankar AV

My question is, how is Infosys planning to use the $3.7 bn cash assets as a weapon for getting back growth if and when the economy improves say 4 to 8 quarters from now. What I would like from you is, to understand what gives you the confidence that Infosys is fully ready to go on the offensive when the opportunities arise like? You are saying pie is shrinking but when the pie expands how will you ensure that you would not get choked out by competition?

V. Balakrishnan

We do not want to play more and more on the commoditized space. It is very easy for us to use the cash to buy large services firm, but we would be commoditizing more of that business. The whole game is to look more on the product, platform and solution space which will give us the non-linearity in the revenues and also help us to have a better portfolio of business. The whole acquisition focus is to look at companies in the product, platform, and solution space. If we find the right fit we will definitely do it. But again, we are not going to be in a hurry and do a wrong acquisition. We are very careful in our acquisition and we will do it only if it makes strategic sense for us to do it.

Shankar AV

Part two of the question. How much revenue percentage or net profit percentage would you expect let us say 8 quarters from now from the products and platforms business which you are alluding to?

V. Balakrishnan

We had clearly laid out a medium to long-term strategy of getting one third of the revenues from that. We cannot precisely tell you how much it will be 4 quarters down the line.

Moderator

Thank you. Ladies and gentlemen, that was the last question. I now hand over the conference back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

I would like to thank everyone for joining us on this call and spending time with us. We look forward to talking to you again over the next few days. Thanks and have a good day.

Moderator

Thank you very much, members of the management team. Ladies and gentlemen, with that we conclude this conference call. Thank you for joining us and you may now disconnect your lines. Thank you.